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December 28, 2010

Equinox Funds Trust 1660 Lincoln Street, Suite 100 Denver, Colorado 80264

Re:	Equinox Funds Trust File Nos. 811-22447 and 333-168569

Ladies and Gentlemen:

We have acted as counsel to Equinox Funds Trust, a statutory trust formed under the laws of the State of Delaware (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (File Nos. 811-22447; 333-168569) (the “Amendment”), registering Class A shares, Class C shares and Class I shares of beneficial interest with no par value of the Equinox Market Neutral Commodity Strategy Fund, a series of the Trust (collectively, the “Shares”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Amendment.  For purposes of rendering this opinion, we have examined the Amendment, the Certificate of Trust, the Agreement and Declaration of Trust, the By-Laws of the Trust, and the resolutions adopted by the Board of Trustees of the Trust that provide for the issuance of the Shares and which are incorporated by reference into the Agreement and Declaration of Trust by its terms, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust as to certain matters, including the authorization of the issuance of the Shares.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares to be issued pursuant to the Amendment have been duly authorized for issuance by the Trust, and when issued and paid for upon the terms provided in the Amendment, will be validly issued, fully paid and nonassessable.

This opinion is rendered solely in connection with the filing of the Amendment.  We hereby consent to the filing of this opinion with the SEC in connection with the Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Amendment.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,
/s/ Pepper Hamilton LLP
Pepper Hamilton LLP

cc:	Robert J. Enck

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